UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

GreenHouse Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

39530R107

(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor
New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

November 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	39530R107

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  ☐
(b)  ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

5,537,918

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,537,918

10.	SHARED DISPOSITIVE POWER	☐

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,537,918 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0% (2)

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

(1)           Excludes certain shares held by Premier Alliance Group, Inc. that the Reporting Person may be deemed to own as a director of Premier Alliance Group, Inc.  The Reporting Person disclaims beneficial ownership of such shares.  See Item 5 below.

(2)           The calculation of the foregoing percentage is based on 26,990,439 shares of Common Stock outstanding on July 31, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011 filed with the Commission on August 15, 2011.

CUSIP No.	39530R107

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of GreenHouse Holdings, Inc., a Nevada corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 5171 Santa Fe Street, Suite I, San Diego, California 92109.

Item 2.	Identity and Background.

(a)-(c), (f)
This Schedule 13D is being filed by Isaac Blech (“Mr. Blech”), a natural person who is a United States citizen. Mr. Blech is a private investor whose business address is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019.

(d), (e)
The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 1, 2011, the Issuer entered in a letter agreement with certain of its holders (the “Holders”) of debentures in the aggregate amount of $1,194,254 (the “Debentures”) whereby the Issuer and the Holders agreed to settle and pay the Debentures (the “Settlement”).  As part of the Settlement, the Holders agreed to sell and assign an aggregate amount of $594,253.64 of the Debentures to Mr. Blech. In exchange for Mr. Blech’s surrender of such assigned Debentures to the Issuer, the Issuer issued to Mr. Blech a demand convertible promissory note in the amount of $594,253.64, convertible into shares of Common Stock at the price of $0.30 per share, subject to adjustment as set forth therein (the “Lender Promissory Note”).

   Also on November 1, 2011, Mr. Blech purchased indebtedness of the Issuer in the aggregate amount of $1,067,122 from certain shareholders and lenders of the Issuer (the “Founders”) which were the holders and/or makers of promissory notes, loans, advances and other indebtedness of the Issuer and/or one of its affiliates, originally issued to the Founders. Upon the sale and assignment of such indebtedness to Mr. Blech from the Founders, the Issuer issued to Mr. Blech a demand convertible promissory note in the amount of $1,067,122, convertible into shares of Common Stock at the price of $0.30 per share, subject to adjustment as set forth therein (the “Founder Promissory Note,” and together with the Lender Promissory Note, the “Notes”).

The description of the Notes contained herein is a summary and is qualified in its entirety by the terms of the Notes.  Copies of the Form of Founder Promissory Note and Form of Lender Promissory Note are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and are incorporated by reference herein.

The funds used for the acquisition of the Notes came from personal funds of the Reporting Person.  No borrowed funds were used to purchase the Notes.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the Notes for investment purposes.  The Reporting Person intends to review his holdings in the Issuer on a continuing basis. As discussed below, the Reporting Person is a director of Premier Alliance Group, Inc. with whom the Issuer has signed a Letter of Intent to merge with and into. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Person’s overall strategic objectives and financial condition, the Reporting Person may from time to time consider a number of possible strategies intended to enhance the value of his investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Person’s assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Person will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Person will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Person. The Reporting Person reserves the right, at any time and the Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of November 3, 2011, Mr. Blech beneficially owns 5,537,918 shares of Common Stock, representing approximately 17.0% of the shares of Common Stock outstanding, based on 26,990,439 shares of Common Stock outstanding on July 31, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011 filed with the Commission on August 15, 2011.

Mr. Blech has the sole power to vote or direct the vote of 5,537,918 shares of Common Stock.

The Reporting Person is a director of Premier Alliance Group, Inc. and therefore may be deemed to have beneficial ownership of shares of Common Stock beneficially owned by Premier Alliance Group, Inc. for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by Premier Alliance Group, Inc., and such shares are not included in the number of shares reported as beneficially owned by the Reporting Person on the cover page.  In addition, neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the Common Stock held by Premier Alliance Group, Inc. for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(c)	Except as described herein, the Reporting Person has not effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)
No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Form of Founder Promissory Note, dated November 1, 2011 (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed November 4, 2011).

Exhibit 2 Form of Lender Promissory Note, dated November 1, 2011 (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed November 4, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2011

/s/ Isaac Blech
Name: Isaac Blech

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).